August 22, 2024

Alan Lui Wai Leung
Chief Financial Officer
Hapi Metaverse Inc.
4800 Montgomery Lane, Suite 210
Bethesda, MD 20814

       Re: Hapi Metaverse Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           Response dated July 22, 2024
           File No. 333-194748
Dear Alan Lui Wai Leung:

       We have reviewed your July 22, 2024 response to our comment letter and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 3, 2024 letter.

Form 10-K for Fiscal Year Ended December 31, 2023
Item 1. Business, page 4

1. Your proposed Item 1 disclosure in response to prior comment 2 states that there are
       "significant legal and operational risks associated with our operations being in Hong
       Kong," but it appears from your organizational chart and disclosure at page 6 of the annual report that you also conduct operations through subsidiaries in the PRC. You also refer to "the business operations of our PRC subsidiaries" later in your proposed disclosure. If accurate, please revise to state also that there are legal and operational risks associated with your operations in the PRC, and similarly revise the description of yourself as "a U.S. incorporated company with a Hong Kong subsidiary" to reflect that you have subsidiaries in mainland China. Relocate the statement that the "legal and operational risks associated with operating in the PRC also apply to operations in Hong
       Kong" so that it is provided as a standalone, prominent sentence. Additionally, please cross-reference individual risk factors in your proposed Item 1 disclosure instead of the
 August 22, 2024
Page 2

       general "Risks Related to Doing Business in the People's Republic of China" and "Risks
       Related to Doing Business in Hong Kong" sections.
2. We note your response to prior comment 3 and reissue in part. Clearly disclose in future filings how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. For example, while we note that "Company," "we," "us" and "our" refer to
       Hapi Metaverse Inc. per page 2 of the annual report, it remains unclear from your proposed Item 1 disclosure how "our Hong Kong subsidiary," "our Hong
Kong
       subsidiaries," and "our PRC subsidiaries" are defined.
3. We reissue the portion of prior comment 4 requesting a definition of "the PRC" and/or
       "China" that clarifies whether you include Hong Kong within such terms. In this regard, we note that the annual report, as supplemented by your proposed disclosure, refers to the
       PRC, Mainland China, and China without defining any such terms.
4. We note your response to prior comment 10, but your proposed Item 1 disclosure speaks only to permissions and approvals that "Hapi Metaverse Inc. and our Hong Kong subsidiaries" are required to obtain from Chinese authorities. Please revise to disclose each permission or approval that you or any of your subsidiaries, including your PRC subsidiaries, are required to obtain to operate your business and to offer securities to investors, and state whether you or any such subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace
       Administration of China (CAC), or any other governmental agency, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. In this regard, we note your proposed risk factor disclosure that you and your PRC subsidiaries "have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations...," but you do not provide this disclosure in
Item 1 of the annual
       report or identify the "requisite licenses and permits." Such disclosure also should not be qualified by materiality. Additionally, it does not appear that you have relied upon an opinion of counsel with respect to your conclusions regarding permissions and approvals to operate your business and to offer securities to investors. If true, state as much and explain why such an opinion was not obtained. Lastly, where you discuss potential consequences if you "inadvertently conclude that such approvals are not required"
       or "applicable laws, regulations or interpretations change such that we are required to obtain approvals in the future," revise to also discuss consequences if you or your subsidiaries do not receive or maintain such permissions and approvals.
5. Please further revise your proposed Item 1 disclosure regarding the Holding Foreign
       Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, to better explain how such regulations affect your company in light of its specific circumstances. In this regard, we note that you state that a lack of inspection of your auditor by the PCAOB "could cause our securities to be delisted from a stock exchange (if applicable)," but it does not appear that your securities are currently listed on an exchange. Ensure that your disclosure distinguishes between what is applicable to the company now versus only applicable if your circumstances change, such as by achieving exchange listing.
 August 22, 2024
Page 3

6. Please revise the organizational chart provided in response to prior comment 8 to identify clearly the entity in which investors hold their interest. Clarify whether you have identified all entities in which the company's operations are conducted. In this regard, we note that some entities have parentheticals indicating certain business activities (e.g.,
       "travel business" and "F&B business"), but it is unclear whether these are the only operational entities. Lastly, identify in the chart the person or entity with the remaining
       50% ownership of Smart Reward Express Limited.
7. We note your response to prior comment 5 and reissue in part. In future filings, disclose in
       Item 1 how regulatory actions related to data security or anti-monopoly concerns in Hong
       Kong have or may impact the company's ability to conduct its business and accept foreign investment. Include risk factor disclosure in Item 1A explaining whether there are laws or regulations in Hong Kong that result in oversight over data security, how this oversight
       impacts the company   s business, and to what extent the company
believes that it is
       compliant with the regulations or policies that have been issued. In this regard, we note that your proposed disclosure focuses only on PRC-specific data security and cybersecurity regulations, such as the Cybersecurity Review Measures, without also addressing Hong Kong-specific ones.
8. We note your response to prior comment 6. Please include all disclosure regarding the transfer of cash through your organization, amounts transferred to date between the holding company, its subsidiaries, and investors, foreign exchange and cash transfer restrictions, and restrictions or limitations on your ability to distribute earnings to the parent company and U.S. investors, including what is currently provided under
       "Regulations Relating to Foreign Exchange and Transfers of Cash to and from Our
       Subsidiaries," in the proposed Item 1 disclosure for future filings, as well as in Item 7.
       Management's Discussion and Analysis of Financial Condition and Results of Operations.
       In your Item 1 disclosure, provide a cross-reference to individual related risk factors.
       Additionally, please enhance your description of how cash is transferred throughout your organization to explain how funds are transferred from your PRC subsidiaries to the holding company, as you only address how they get from your intermediate Hong Kong subsidiary to the holding company.
9. We note your response to prior comment 7 but are unable to locate responsive revisions and reissue. In future filings, please amend your disclosure in Item 1, including in the summary risk factors, and risk factors sections to state that, to the extent cash in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash. In Item 1, provide a cross-
       reference to your risk factors discussion.
10. We are unable to locate revisions in response to prior comment 9 and reissue. Include a summary of risk factors (i.e., a series of concise, bulleted or numbered statements) in Item
       1 of future filings, and disclose in such summary the risks that your corporate structure
       and being based in or having the majority of the company   s operations
in China poses to
       investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the risk factors section of the annual report. For example, specifically discuss risks arising from the legal
 August 22, 2024
Page 4

       system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in
       China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Item 1A. Risk Factors
Risks Related to Doing Business in the People's Republic of China ("PRC"), page
16

11. We note your response to prior comment 12 and reissue in part. Highlight separately in your proposed risk factor disclosure the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Your statement that, "The Chinese government has exercised and can continue to exercise substantial control to intervene on virtually every sector...it can influence the manner in which we must conduct our business activities and effect material changes in our operations or the value of the common stock we are registering in this resale," does not include all requested disclosure. Please also remove the reference to registering common stock in a resale offering, as this appears inapplicable in the annual report context.
12. Please further revise your proposed risk factor disclosure regarding the policies and regulations of the Cyberspace Administration of China (CAC) to clearly state to what extent you believe you are compliant with the regulations or policies that have been issued by the CAC to date.
       Please contact Tony Watson at 202-551-3318 or Adam Phippen at 202-551-3336 if you
have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Dietrich King at 202-551-8071 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Michael Gershon